Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: August 26, 2022

On August 25, 2022, Hock E. Tan, President and Chief Executive Officer of Broadcom Inc., published the following post on LinkedIn:

The text of the InformationWeek article accessible through the link included in the post above is reproduced below:

Broadcom: Planning for the Future with VMware

Since its proposed acquisition of VMware was announced, Hock Tan, president and CEO of Broadcom, has been asked about its future plans. Here’s what he’s saying.

What’s the plan for VMware?

Since Broadcom announced its agreement to acquire VMware in late May, I have heard that question frequently from the many customers and partners with whom I’ve spoken.

While it seems like a simple question, it is an important one. And so, as president and CEO of Broadcom, I want to share more broadly what I’ve been telling them.

Our M&A History

Since I became CEO of Avago, the predecessor company to Broadcom, we have maintained a single, overriding vision: to create. Over the last 15+ years, we have built a leading infrastructure technology company through a number of strategic acquisitions that, among other things, helped to establish and advance a global communications connectivity solution for everything on the internet. More recently, we have applied that same model to our software portfolio.

Now, with our pending acquisition of VMware, we are taking our biggest step in software to date.

IDC’s Stephen Elliot described this deal as transformational and I agree. It is also important to understand how this combination differs from our prior software acquisitions of CA Technologies and the Symantec Enterprise Business.

At the time of those transactions, CA Technologies and Symantec Enterprise had each been facing a number of business challenges, with products that lagged behind best-in-class offerings from their competitors. Both companies under invested in their businesses, resulting in execution issues and declining service quality to existing customers. We saw opportunities for significant improvement at both companies by investing in areas where they could create sustainable, long-term value for customers.

For CA, customers told us they still valued the mainframe, but they wanted to see Broadcom invest in hardware and software upgrades. So, we added resources and modernized several products within the CA portfolio. As a result, today, CA’s products are all cloud-native and cloud-based.

For Symantec Enterprise, we spent a considerable amount of time assessing and reimagining the business around network security. We re-architected many Symantec products on the Google Cloud Platform, which has made it easier to scale and update products more regularly.

By making these necessary changes for their long-term viability, the CA and Symantec Enterprise businesses, as part of Broadcom, have been able to reinvest in their offerings and support customers with innovative products that continue to serve their needs.

So, What’s the Plan for VMware?

To answer that question, I want to first level-set. VMware is a pioneer in enterprise software with a lot of large enterprise customers that use their technologies and the scale needed to support other customers in the channel. In combining VMware with Broadcom Software Group, we are adding a high-quality company with best-in-class technology and talent, as well as a promising roadmap.

While we will look for opportunities post-closing to further unlock VMware’s potential, we intend to continue building on all of the great work and partnerships that define VMware today. That is why we intend to rebrand and operate Broadcom Software Group as VMware, which reflects our respect and admiration for what the VMware team has built.

While we are still early in this process, following the close of this combination, we intend to apply our operating know-how and our proven commitment to ensuring the necessary level of investment, product quality and customer support to advance our mutual focus on innovation and continue to develop technologies that enable customers to work seamlessly in private and public cloud environments. We want to provide customers with ultimate choice and maximum flexibility.

At the same time, there is a meaningful opportunity for us to lean on VMware’s partners for support in serving [other] customers [of all sizes]. Indeed, it is only in our best interest to embrace all of VMware’s existing relationships, whether with hyperscalers, system integrators or channel partners.

The reality is that Broadcom didn’t grow to generating more than $25 billion in annual revenue without strong relationships and a track record of value creation among all of our key stakeholders. Our customers and partners work with Broadcom because of our consistent execution, operational focus and innovative solutions in helping them connect, scale and protect their IT. That has been our north star in growing Broadcom and will continue to be in the future.

Hock Tan has served as President, CEO and Director of Broadcom and its predecessor company since March 2006. From 2005 to 2008, he served as executive chairman of Integrated Device Technology, and from 1999 to 2005 was President and CEO of Integrated Circuit Systems. Tan also served as VP of Finance with Commodore International (1992-1994), co-founder and managing director of Pacven Investment in Singapore (1988-1992), managing director and CEO for Hume Industries in Malaysia (1983-1988), and earlier held senior management positions with PepsiCo and General Motors.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to consummate the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; cyber-attacks, information security and data privacy; global political and economic conditions, including rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; and events and trends on a national, regional and global scale, including the cyclicality in the semiconductor industry and other target markets and those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of VMware.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.

Participants in the Solicitation

Broadcom, VMware and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021.  Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 27, 2022, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions.  You may obtain free copies of these documents from Broadcom or VMware using the sources indicated above.